FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: September 30, 2005

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 20, 2005 TSX Venture Exchange Symbol:  EMR

  U.S. 20-F Registration:  000-51411

Emgold Presents Case Study on Idaho-Maryland Mine at World Junior Mining Congress, South Africa and Projects First Revenues From Production of Ceramics in Q1 2006

Emgold Mining Corporation (EMR-TSX-V) (“Emgold”) is pleased to announce that Bill Witte, Emgold’s President and CEO, has presented a case study on the exploration and development of the Idaho-Maryland Mine to delegates attending the World Junior Mining Congress in Cape Town, South Africa.

The paper delivered by Mr. Witte outlines Emgold’s approach and activities designed to secure a Conditional Mine Use Permit for the Idaho-Maryland Mine in Grass Valley, California as well as community relations initiatives implemented by Emgold to generate local support for the project.  A copy of Mr. Witte’s presentation is available on Emgold’s website at www.emgold.com.

The World Junior Mining Congress features presentations by mining executives from Australia, South Africa, the United Kingdom, the US, Canada, and the Democratic Republic of Congo.  The four-day event brings together junior and senior mining executives, fund managers, financiers and regulators from around the world to network and conduct business.

Emgold is currently focusing on the permitting, geology and mine planning for the Idaho-Maryland Mine and the commercialization of its proprietary Ceramext™ technology to convert mine tailings and other siliceous waste materials into premium ceramic products.  A key milestone for Emgold is receipt of the Conditional Mine Use Permit from the City of Grass Valley, California on or before the third quarter of 2007.  Should Emgold be successful in obtaining the permit, it will raise the necessary capital to dewater the existing mine, construct a decline and initiate an extensive underground diamond drilling exploration/delineation program keying off the historic intercepts and workings documented in 11 tons of paper records that Emgold has carefully reviewed and archived from the previous operations at the mine.

Mr. Witte also announced that Emgold, through its wholly owned subsidiary Golden Bear Ceramics Company (“Golden Bear”), is now producing quantities of high-quality ceramic tile in its 45,000 sq. ft. Grass Valley pilot and demonstration plant using modified existing ceramic manufacturing equipment specially constructed and configured to incorporate key features of the Ceramext™ process.  Golden Bear now expects to be able to use more widely available conventional ceramic manufacturing equipment that is available in the market place and that can be quickly and cost effectively be modified to produce a wide variety of value added Ceramext™ ceramic products.  Golden Bear’s ability to use modified conventional equipment will reduce the time of Ceramext™ plant construction, the capital costs of equipment and accelerate the full commercialization of the Ceramext™ technology in any number of locations.

Golden Bear has purchased a line of material feeding and forming equipment that will be used to demonstrate continuous commercial production of ceramic materials for architectural and construction applications.  The equipment has been shipped to Grass Valley, California and is being installed and modified to incorporate the Ceramext™ process.  Once modified and installed the equipment can produce glazed, unglazed and polished ceramic tile and Golden Bear will begin to distribute ceramic products for acceptance testing to standards groups and the architectural community.  Golden Bear projects that it will be producing saleable ceramic products by the end of Q4 2005 and that it will have its first revenue from ceramic sales in Q1 2006.  Golden Bear expects that manufacturing costs may be in the area of US$150 dollars per ton of product sold, which is very competitive in the marketplace.  Revenues per ton are forecast in the range of US$400 – 600 per ton.

The Ceramext™ process is expected to contribute significant revenue to the operations of the Idaho-Maryland Mine.  The Ceramext™ process has global applicability and can operate independently of the Idaho-Maryland Mine.  Facility operators around the world can create additional income for many types of mining operations, ash from coal-fired power plants and other producers of siliceous waste materials such as fines from gravel operations.  The Ceramext™ process allows these operations to reduce waste material handling costs, create a new source of revenue and reduce overall operating costs.  Ceramext™ process operators may reduce their mining and/or waste treatment costs, generate higher earnings and continue to operate profitably even in times of low commodity prices using ceramics revenue as a hedge.  The current annual global market for ceramic tile is approximately US$50 billion of which the North American market represents US$6.4 billion.

For more information about Emgold, the Idaho-Maryland Mine, the Ceramext™ process and the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Emgold expects are forward-looking statements. Although Emgold believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on Emgold, Investors should review Emgold's filings that are available at www.sedar.com or Emgold’s website at www.emgold.com.